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                         [PRICE WATERHOUSE LLP LETTERHEAD]





June 29, 1998


STB Systems, Inc. 401(k) Savings Plan
1651 North Glenville Drive
Richardson, Texas 75081
Attention:  Plan Trustee


Dear Sir or Madam:

     Please be advised that the delay in the filing of the Form 11-K Annual Report for the STB Systems, Inc. 401(k) Savings Plan (the "Plan") has been occasioned by the Plan's change in recordkeeping providers and mutual fund sponsors during the preceding fiscal year and the required reconciliation of the information recently received by the Plan therefrom. This information must be reviewed by the undersigned and certain procedures performed thereon prior to the filing of the Form 11-K Annual Report.

Very truly yours,

/s/ PRICE WATERHOUSE LLP